Filed by The News Corporation Limited
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and Deemed Filed Pursuant to Rule 14a-12
                                  under the Securities Exchange Act of 1934

                          Subject Companies: Hughes Electronics Corporation

                                                 General Motors Corporation
                                             Commission File No. 333-105851
                                             Commission File No. 333-105853

CHIEF EXECUTIVE'S REVIEW

         Each year, as I have sat down to summarize for you the previous twelve months of activity at News Corporation, I have done so with pride - but also with some reluctance and inevitable repetition. The reluctance has come from my belief that no single letter can accurately describe the yearlong progress of a company as diverse and dynamic as ours. The repetition has been my annual restatement of our Company's vision, a vision that has not changed or blurred in the past 50 years. This consistency may not have made for spectacular reading over the decades; however, I am pleased to report that it has made for a spectacular company. This year, our overwhelming success prompts me to write you with pleasure - and without reluctance - of a Company whose yearly adherence to its vision has delivered outstanding earnings, great strength and even greater prospects.

         Throughout News Corporation's evolution, our goal has been to create a Company as unified, as logical and as creative as possible. Our vision has been one of a media company that is as well-integrated as it is international; one capable of delivering short-term results as well as building long-term value. We have worked to build a company with the agility to seize strategic opportunities when they arise, with the foresight to anticipate challenges and with little patience for conventional wisdom. In fiscal 2003, that vision translated into record results.

         Financially and operationally, the past fiscal year was the single most successful in News Corporation's history. Our full-year revenues rose 15 percent to US$17.5 billion and our operating income increased 36 percent to a record US$2.5 billion. We posted record profits at our film, cable television and book publishing businesses as well as at our Australian newspapers, our pan-Asian operations and our U.S. television stations group. We grew audiences and market share and improved operating margins Company-wide. Our increased cash flow enabled us to lower debt and substantially strengthen our balance sheet. And with two major agreements forged during the year, the Company is in excellent position - strategically as well as operationally - to build on our success going forward.

         Perhaps most significantly, in fiscal 2003, these many gains were broadly distributed across all our segments. At our television segment, operating income rose US$393 million to US$851 million, spurred by dramatic improvements at the

FOX Broadcasting Company as well as the mounting success of the Fox Television Stations and STAR. At the network, hit shows like American Idol and Joe Millionaire helped FOX to lift full-year primetime ratings by 16 percent while winning both the February and May sweeps among Adults 18-49 for the first time ever. Just as important, FOX achieved ratings gains across its schedule as shows from The Simpsons to 24 and from That `70s Show to Bernie Mac all increased their viewership. As a result, the network finished the 2002-2003 broadcast season number one among Teens, number one among Adults 18-34 and a very close number two among Adults 18-49.

         Meanwhile, strong advertising revenues and climbing market share across our Fox Television Stations helped the group to post considerable gains in revenue and operating income. By following our duopoly strategy, we have substantially lowered operating costs and increased efficiency across our stations group. As with any industry innovation, our duopoly efforts are a work-in-progress; but we are greatly encouraged by the results thus far.

         And in Asia, after years of diligent work, STAR celebrated its first full year of operating profitability. By driving up both subscription and advertising revenues while improving efficiency, STAR posted a substantial rise in operating income year-over-year. Furthermore, we are making great strides in the development of Xing Kong Wei Shi, our landmark Mandarin entertainment channel, whose popularity and distribution grew significantly during the year. Given that development, coupled with our flourishing operations in India, STAR is poised for growing success across the diverse and populous markets it serves.

         Our Filmed Entertainment businesses also achieved outstanding results in the past year as operating income reached a record US$641 million, besting last year's record income by 36 percent. These gains were the result of our continued creative excellence as well as better cost containment and heightened success in capitalizing on the explosion of the home entertainment market. Bolstering our results were the strong theatrical debut of Daredevil in February; the record-breaking worldwide theatrical release of X2: X-Men United in May; a reliably successful series of films including One Hour Photo, Brown Sugar, Drumline, Just Married and Phone Booth; and the global home entertainment performance of Behind Enemy Lines, Shallow Hal and, in particular, the phenomenal Ice Age. Also contributing to our gains in Filmed Entertainment was our thriving television production business, where higher syndication profits from shows like The Simpsons, King of the Hill and X-Files as well as revenues from our pioneering efforts in television home entertainment combined to drive up earnings.

         But as well as our film businesses are performing, I believe the long-term strength of our Company comes from our ability to foresee and actively confront problems as well. In addition to repeatedly leading at the box office during the year - with five of our movies opening the box office at number one - News Corporation was a leader in both Hollywood and Washington in our efforts to devise solutions to and educate the public about the threat of digital piracy. With the urgent attention of the industry's leaders, we can effectively combat this growing problem.

         Certainly our work in Cable Network Programming has exemplified the Company's vision of seizing competitive opportunities. Nowhere are those principles - and the rewards they enable - more apparent than at Fox News Channel. Seven years ago, I was told many times by many "experts" that a start-up news channel stood no chance against the entrenched cable news leader and was doomed to fail. This year, Fox News celebrated its first full year as the number-one cable news channel by more than doubling its operating income while achieving the highest ratings growth of all news channels. In a year of international warfare and trying global events, Fox News was not only a valuable news source but a cultural phenomenon across the U.S.

         Meanwhile, FX improved ratings and subscribers as well as advertising and affiliate revenues on the strength of its original movies like 44 Minutes, which premiered to the highest ratings in the network's history, and original series such as The Shield, which earned both Emmy and Golden Globe Awards. And Fox Sports Net's continued leadership in local sports programming drove considerable ratings and subscriber gains during the year.

         These channels have grown to be more than individual success stories; they have become reliable blueprints for the development of our newer cable channels. Already our 67 percent-owned National Geographic Channel has rapidly expanded to reach 43 million homes in the U.S., while SPEED Channel, the premier cable channel for auto racing fans, has grown to reach 57 million. And with the launch of our extreme sports channel, FUEL, in July 2003, we are working to replicate the trajectory - and the leadership - of our primary channels while striking a balance of established and emerging assets.

         One of the greatest advantages of a well-integrated worldwide company is our ability to respond to events with international strength: to share expertise, resources and personnel across platforms and across the globe. Just as Fox News Channel in the U.S. and Sky News in London cooperated to produce the most brilliant war coverage on television - and were rewarded for their combined efforts with record viewership numbers - so did our newspapers share their strengths in order to cover the war in Iraq with journalistic excellence and mutual support. Across the U.K., our newspapers increased their market share and ad revenues - although operating income for the year was brought down by the The Sun's fighting and winning a lengthy price war initiated by its closest competitor. Nonetheless, The Sun emerged at the end of the year having made a great deal of hard-won progress to improve its leadership position; and with its cover price restored, we look forward to a return to the steady profit growth that has been the hallmark of our U.K. papers. In Australia, our papers improved both advertising and circulation revenues to achieve a 10 percent rise in operating income. And in the U.S., our New York Post was the country's fastest-growing major newspaper, increasing its circulation by more than 10 percent for the fifth six-month audit period in a row. The Post is now the eighth-largest daily paper in the U.S., and we are confident that, given its current momentum, it will soon be outselling its principal rival.

         The performance of BSkyB, 35 percent-owned by News Corporation, is yet another illustration of our vision fulfilled: of our resolve, as in our 1998 decision to convert Sky's service to digital; of our patience, given our work over the past five expensive years to nurture the fruits of that decision; and of the satisfaction that has come as we have seen our strategy turn into profits. In fiscal 2003, with the platform's return to positive earnings, BSkyB added nearly 750,000 direct-to-home satellite subscribers to grow its subscriber base to nearly seven million. During the year, Sky maintained its industry-low churn while launching a variety of new interactive services that boosted revenues. As important, BSkyB is providing a model for multi-channel television success that we can and will use to improve our direct-to-home operations around the world.

         Indeed, our Company's integrated structure enables us to meet new challenges with our greatest strengths and best practices culled from assets across the globe. This is precisely what we plan to do with the two major strategic agreements that we reached this past year: two developments that I believe are not only positive but transformative for our Company. The first of these significant developments was our agreement, in April, to acquire 34 percent of Hughes Electronics, including its DIRECTV platform: the leading digital satellite television service in the U.S. Pending regulatory approvals for the deal, which we hope to secure by the end of the calendar year, our plan to offer enhanced interactive services, technological innovations and improved marketing and customer service will provide both superior service for American consumers and accelerated growth for shareholders. For News Corporation, completing this transaction would mark the culmination of our longtime pursuit of satellite TV distribution in the U.S. - and provide the missing link in an unprecedented global satellite television platform.

         A second strategic objective was realized with our launch, shortly after the close of the fiscal year, of an unprecedented satellite television service in the Italian market. Sky Italia was created in April by merging our Stream platform with its former rival, Telepiu. The combined platform, 80.1 percent-owned by News Corporation and 19.9 percent by Telecom Italia, began service to more than two million subscribers in July 2003 and is already showing signs of solid growth. Given Italy's limited free-to-air services and absence of cable, the appetite of Italian viewers for high-quality television and our ability to contain piracy, we have great hopes that Sky Italia will soon become a major profit contributor.

         Both Hughes Electronics and Sky Italia, as distribution platforms, will enhance the long-term strength of our Company as a whole, providing us with a better balance of advertising-dependent and non-ad-dependent revenues.

         Of course, the past year was not without its hurdles. In response to the underperformance of Gemstar-TV Guide, we set about reviving that asset's potential with an operational and management restructuring that we are confident will put the business back on track. Although there remains much work to be done, progress has been made - particularly at TV Guide, whose circulation continues to lead all other weekly magazines in the U.S.

         Across the Company, fiscal 2003 was a year in which nearly every one of our businesses achieved substantial growth and meaningful improvements. HarperCollins once again posted record profits and more than 150 best-selling titles worldwide. From the increasing prominence of our Washington, D.C.-based political magazine, The Weekly Standard, to the steady market share gains at News America Marketing; from the Australian television leadership of FOXTEL to the digital television innovations of NDS, all our assets performed extremely well and have considerable operational momentum going forward.

         During a demanding year of international conflict, economic uncertainty and fierce competition in the media industry, News Corporation has excelled. That excellence is due to the dedication of our stable team of managers; to the hard work and exceptional skills of our more than 35,000 employees around the world; and to the guiding vision that we first set forth 50 years ago. Among our greatest responsibilities is to continue to reward our shareholders with strong results. And while we are proud of having fulfilled that promise in fiscal 2003, we are more determined than ever to do so even more rewardingly in the future.

                                     * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Proxy Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. The documents may also be obtained free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations.